FORM 20-F

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

GOLD RESERVE INC.

(Exact name of registrant as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of incorporation)

1-8372
(Commission File Number)

926 West Sprague Avenue
Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Class A common shares, no par value per share
(Title of each class)

The Toronto Stock Exchange ("TSE")
U.S. Over the Counter Market ("OTC")
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of the registrant's shares issued as of December 31, 2001:

Class A common shares, no par value per share: 22,655,122
Equity Units, no par value per share: 1,313,016

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]

Registrant elected to follow financial statement Item 17.

TABLE OF CONTENTS

PART I

GENERAL INFORMATION

Forward-Looking Statements

The information presented in or incorporated by reference in this report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), relating to the future results of Gold Reserve Inc. (the "Company") (including projections and business trends), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc., its predecessor Gold Reserve Corporation and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of metals prices and metal production volatility, our concentration of operations and assets in Venezuela, regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for any future development of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "risk," "project," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Reserve Estimates

The reserve and resource estimates set forth in this document have been prepared in accordance with applicable Canadian requirements. Such estimates will not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

Currency

All currency is in U.S. Dollars unless otherwise noted.

Item 1. Identity of Directors, Senior Management and Advisors – Not Applicable

Item 2. Offer Statistics and Expected Timetable – Not Applicable

Item 3. Key Information

Selected Financial Data

The selected financial data set forth below are derived from the Company's audited financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere herein and Operating and Financial Review and Prospects in Item 5. The following selected financial data have been prepared on the basis of accounting principles generally accepted in Canada.

	2001	2000	1999	1998	1997
	(in thousands of U.S. Dollars, except share and per share amounts)				
Other income	$ 1,200	$ 884	$ 965	$ 1,410	$ 1,806
Net loss	(851)	(1,311)	(2,047)	(2,450)	(1,533)
Loss per common share [1]	(0.04)	(0.06)	(0.09)	(0.11)	(0.07)
Total assets [2]	62,553	63,231	64,800	66,919	73,282
Net Assets Shareholders' equity [3]	61,169	62,859	63,303	64,713	66,538
Capital stock	102,266	102,106	102,067	101,661	102,269
Common shares:					
Issued	22,655,122	22,196,242	21,987,672	23,191,767	22,918,143
Outstanding [4]	22,361,035	21,902,155	21,810,383	22,720,329	22,437,099
Equity Units:					
Issued	1,313,016	1,446,396	1,584,966		
Outstanding [4]	813,741	947,121	1,290,817		

---

1. Basic and diluted.`
2. Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2001, 2000, 1999, 1998, and 1997 were $62,713, $63,329, $64,460, $66,907 and $73,293, respectively.
3. Total shareholders' equity prepared with accounting principles generally accepted in the U.S. at December 31, 2001, 2000, 1999, 1998 and 1997 was $61,329, $61,957, $62,963, $64,702 and $66,549, respectively.
4. Great Basin and MGC Ventures, each consolidated subsidiaries of the Company, own shares of the Company, representing an indirect investment in itself. The shares held by these entities represents the difference between issued and outstanding shares.

Dividends

The Company has not declared cash or share dividends on its common shares since 1984 and has no present plans to pay any cash or share dividends. The Company will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

Risk Factors

Potential investors should carefully evaluate all of the information contained and incorporated by reference in this report and, in particular, the following.

MINERAL RESERVE AND RESOURCE ESTIMATES

The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions and will not qualify as a commercially mineable ore body under standards published by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

Mineral reserve estimation is an interpretive process based on drilling results and experience as well as estimates of mineralization characteristics and mining dilution, metal prices, costs of mining and processing, capital expenditures and many other factors. Grades of mineralization processed at any time also may vary from mineral reserve estimates due to geologic variations within areas mined. Production may vary from estimates because of changes in mineral reserves, variations in mineralization mined from estimated grade and metallurgical characteristics, unexpected ground conditions, mining dilution, labor actions and government regulations or restrictions. Cash costs may differ due to variations in mineral reserves and production estimates, unexpected mining conditions and changes in estimated costs of equipment, supplies, utilities and labor and exchange rates. Noncash estimates, based on total capital costs and mineral reserve estimates, could change based on actual amounts of capital incurred. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and as a result, mineral reserves change over time to reflect actual experience.

RISKS INHERENT IN THE MINING INDUSTRY

Development of a gold and copper project is subject to all of the risks inherent in the mining industry, including environmental hazards, industrial accidents, labor disputes, legal regulations or restrictions, unusual or unexpected geologic formations, cave-ins, flooding, and periodic interruptions due to inclement weather. These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering environmental or other catastrophic liabilities is not maintained and will not be maintained in the future unless it is economically feasible. Insurance against environmental risks (including pollution or other hazards resulting from the disposal of waste products generated from exploration and production activities) is not generally available to companies in the mining industry. The payment of environmental liabilities would reduce available funds and in the event we were unable to fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of remedial activities.

FOREIGN OPERATIONS

At December 31, 2001, approximately 76% of our identifiable assets were located in Venezuela. Political and economic conditions in Venezuela have, on occasion, resulted in political and social turmoil, but to date, such conditions have not adversely affected our operations. Nonetheless, our future operations and investments could be adversely affected by exchange controls, currency fluctuations, political instability, changes in mining laws or regulations, taxation, judicial decisions and laws or policies of Venezuela and the United States affecting trade, investment, taxation and other factors. Development time schedules and future reclamation and remediation cost estimates are based on existing and expected legal requirements, past experience, cost estimates by management and others, expectations regarding government action and time for government agencies to act, all of which change over time and require periodic evaluation. Whether and to what extent current or future economic, regulatory or political conditions (see Item 4. Information on the Company) may affect future development cannot be predicted.

ENVIRONMENTAL MATTERS

Venezuela maintains environmental laws and regulations for the mining industry, which impose significant obligations on companies doing business in the country. Venezuela's environmental laws and regulations are administered through the MARN. The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. The Brisas property is located within the Imataca Forest Reserve (the "Imataca"), in the State of Bolivar. In 1986, an area within the Imataca, which includes the Brisas property, was authorized by presidential decree for mining activities. These regulations were later challenged by several parties as unconstitutional. The Venezuelan Supreme Court (the "Court") subsequently issued an order prohibiting new concessions in the Imataca. Subsequent to the Court's order, the MEM granted the Company the Brisas hardrock concession. We have been advised by Venezuelan counsel that it is unlikely that future rulings by the Court related to this issue will impact our concessions, but there can be no assurance that an adverse ruling that affects us will not occur.

GOLD AND COPPER

The price of gold and copper has a significant influence on the market price of our shares and our business activities. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Recently the price of gold has been at a 20 year low. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of March 31, 2002, the closing price for gold and copper was: Gold: $301.40 per ounce, Copper: $0.75 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

		YEAR ENDED DECEMBER 31,				
	5 Yr. Avg.	2001	2000	1999	1998	1997
Gold ($ per ounce)	293	271	279	279	294	340
Copper ($ per pound)	0.80	0.73	0.80	0.71	0.75	1.03

PROJECT DEVELOPMENT

Capital expenditure estimates for the Brisas property are based on available information as outlined in the preliminary feasibility study. Estimates contained in the preliminary feasibility study could differ significantly from those contained in the final feasibility study however, management does not anticipate any significant changes. It is not unusual in new mining operations to experience unexpected problems during development. Costs could increase depending upon a number of factors within and beyond our control. The capital cost estimates outlined in this report are based on operating experience, expected production, estimates by and contract terms with third-party suppliers, expected legal requirements, reports by our employees and independent contractors and other factors. Factors involved in estimated time for completion of projects include our management's experience in completing capital projects, estimates by and contract terms with contractors, engineers, suppliers and others involved in design and construction of projects, and estimated time for government entities to process applications, issue permits and take other actions. Changes in any of these factors may cause costs and time for completion to vary significantly from estimates.

DEPENDENCE ON FINANCING ACTIVITIES

We do not generate revenue from operations. We have historically financed operating activities primarily from the sale of common shares. We anticipate that the present cash and investments position of approximately $14.3 million will be sufficient to cover estimated operating and capital expenditures, primarily those associated with the Brisas property, beyond 2004. Significant additional financing will be needed if and when construction on the Brisas commences. We currently have no near-term plans to raise funds through the sale of equity or debt.

RECURRING LOSSES

We have experienced losses from operations for each of the last fifteen years and expect this trend to continue for the next several years as the result of, among other factors, expenditures associated with the management of activities on the Brisas property, as well as other unrelated exploration expenses. This trend is expected to reverse if and when the Brisas property is developed and gold and copper are produced in commercial quantities.

KEY PERSONNEL

We are dependent upon the abilities and continued participation of key management personnel. If the services of our key employees were lost, it could have a material adverse effect on future operations.

Item 4. Information on the Company

History and Development of the Company

HISTORY

Gold Reserve Inc. (the “Company”) is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada; and is the successor issuer to Gold Reserve Corporation, a Montana corporation formed in 1956. The Company’s registered agent is Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. The registered agent’s telephone and fax are 867.668.4405 and 867.668.3710, respectively.

References to the "Company" throughout this report refer primarily to Gold Reserve, Inc., Gold Reserve Corporation, Gold Reserve de Venezuela, C.A. ("GLDRV"), Compania Aurifera Brisas del Cuyuni, C.A. ("BRISAS"), Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures"), formally MegaGold Corporation. Great Basin and MGC Ventures are U.S. corporations, which have no current business activities and each hold approximately $1 million in cash and investments. All subsidiaries are wholly owned except for Great Basin and MGC Ventures, which are owned 58% and 63%, respectively.

CORPORATE REORGANIZATION

In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive equity units in lieu of Class A common shares. An equity unit, comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A common share and is generally immediately convertible into Class A common shares. Equity units are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group. After the Reorganization, a shareholder continued to own an interest in the business that in aggregate was essentially the same as before the Reorganization.

PRIMARY MINING ASSET

Our primary mining asset, the Brisas property, is a gold and copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. Approximately $70 million has been expended on the Brisas property since its acquisition in 1992. We have no revenue producing mining operations at this time. Proven and probable mineral reserves on the Brisas property, last reported upon in early 2000, total approximately 6 million ounces of gold and 706 million pounds of copper using US $300 per ounce gold and US $0.80 per pound copper. The total mineral resource on the property approximates 10 million ounces of gold and 1 billion pounds of copper. The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions. Such estimates will not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

FINANCIAL POSITION

Cash and short and long-term investments at March 31, 2002, approximate $14.3 million. We presently have no long-term debt and anticipate that current cash and investment balances will be sufficient to cover estimated operating and capital expenditures (excluding construction costs, if any) beyond 2004. Significant additional financing will be needed if and when construction on the Brisas property commences. We currently have no near-term plans to raise funds through the sale of equity or debt.

SHARES ISSUED

As of March 31, 2002, the Company had the following Class A Common shares, equity units and share purchase options issued:

Class A Common shares	22,709,447
Equity Units*	1,301,691
Total Issued	24,011,138
Share purchase options	3,376,398
Fully diluted	27,387,536

 * An equity unit consists of one Class B common share of Gold Reserve Inc. and one Class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis.

Description of Property

THE BRISAS PROPERTY

LOCATION

The Brisas property is located in the KM 88 mining district in the State of Bolivar, southeastern Venezuela approximately 373 kilometers (229 miles), by paved highway, southeast of Puerto Ordaz. The property, 3.5 kilometers west of the KM 88 marker on Highway 10, occupies a rectangular area of 2,500 meters north-south by 2,000 meters east-west or approximately 500 hectares and is accessible by an all-weather road.

The Brisas property consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications for other mineralization (primarily nominal values of copper and silver) contained in these concessions and mineralization (primarily gold, copper and molybdenum) on small land parcels contiguous to the existing concessions. The Brisas alluvial concession was acquired in 1992 through the acquisition of BRISAS. The alluvial concession was previously granted to BRISAS in 1988. The Brisas hardrock concession was granted in March 1998.

The Brisas alluvial concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of MEM, and a 3% assessment on gold sales. The Brisas hardrock concession is an exploitation concession with a term of 20 years with two subsequent renewal periods of 10 years each, at the discretion of the MEM. The hardrock concession provides for up to a 4% royalty on gold sales and up to a 7% mine mouth tax on copper production. Gold sold directly to the Central Bank of Venezuela is subject to a maximum 1% royalty.

REGIONAL INFRASTRUCTURE

The project site is located in the Guayana region. The nearest major city is Puerto Ordaz, with approximately 700,000 inhabitants. Puerto Ordaz has major port facilities, accessible to ocean-going vessels from the Atlantic Ocean, via the Orinoco, a distance of about 200 km. Puerto Ordaz is the center of major industrial developments in the area, including iron and steel mills, aluminum smelters, iron and bauxite mining and forestry. These industries are supported by major hydroelectric generating plants on the Caroni River, which provide 12,900 MW of electricity. A 400 kV power line runs through the community of Las Claritas, nearby the project, and is expected to supply sufficient power for the Brisas property. A transformer station is located 3 km from the property.

Puerto Ordaz is a modern urban center with good road and air connections to the rest of Venezuela. There are regularly scheduled flights to Caracas and other major cities several times daily. There are also port facilities 428 km northwest of Puerto Ordaz on the Caribbean coast. Guanta, near Barcelona, would likely be the port of entry for most construction, mining and milling equipment. The highway system within Venezuela is generally good, with paved roads in good condition providing access to within 3.5 km of the Brisas property. Four-lane highways run from Puerto Ordaz, northwest to both Barcelona and Guanta, and for 55 km south to Upata where it becomes two-lane on into Brazil.

PRELIMINARY FEASIBILITY STUDY

The preliminary feasibility study was originally completed in 1998 with the assistance of JE MinCorp, a Division of Jacobs Engineering Group Inc., and a number of other independent consultants and last updated in early 2000. Behre Dolbear audited our data collection procedures and modeling and mineral reserve methodology for the most recent preliminary feasibility study. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, the estimating techniques used were an accurate representation for the mineral reserves; drill hole spacing was sufficient to generate future estimates of proven and probable mineral reserves; and the database was correct and reliable. The results of the audits also concluded that the mineral reserve risk for the project is low and there is upside potential for additional mineral reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north. A final feasibility study will be required to be completed before a production decision on the property can be made.

GEOLOGY

The Brisas property is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesite to dacite volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain.

The rock units on the Brisas property are divided into weathered and unweathered. Weathered rock or saprolite is further defined by the degree of oxidation into oxide saprolite and sulfide saprolite. Both contain clays and quartz with the oxide saprolite having iron oxides such as hematite and goethite while in the sulfide saprolite the iron is present as pyrite. The unweathered rocks consist of andesite or dacite tuffs that are further subdivided based on the presence or absence of mineral crystals and lithic or lapilli fragments. Unweathered intrusive rocks include a tonolite stock and basalt dikes and sills. The tuffs strike northerly and dip 30 to 35 degrees to the west. No faulting can be recognized within the deposit.

The mineralization is stratabound and strataform within a 200-meter thick series of tuffs marked by rapid horizontal and vertical facies changes. Three styles of mineralization are seen: (1) massive sulfide-quartz-tourmaline breccia with pyrite, chalcopyrite and gold in an outcrop referred to as the Blue Whale, (2) stratabound, disseminated pyrite-gold-copper mineralization and (3) quartz-calcite high angle veins marked by erratic but high gold values. The disseminated mineralization is characterized by a calcite-quartz-epidote-sulfide alteration and constitutes the bulk of the economic mineralization. There appears to be no relationship between the disseminated mineralization and the high angle veins. The mineralization to the north is generally pyrite-chalcopyrite-gold with the copper content decreasing to the south until in the southern portion of the deposit the copper is a minor constituent of the mineralization. Mineralization is open down dip to the west and to the north.

HISTORICAL EXPLORATION

Past surface and alluvial mining by local miners helped identify the property as a target for gold exploration. Exploration activities, commenced by us in 1992, have included surface mapping and geochemical sampling, drilling, assaying, petrology and mineral studies, and metallurgical sampling as well as approximately 165,000 meters of drilling comprised of 763 holes. The stratabound gold-copper mineralization is over 1,900 meters long and 500 to 900 meters wide. Mineralization continues for an unknown distance down–dip to the west and to the north as well as below the current deposit.

MINERAL RESOURCE

The Brisas property is estimated to contain a total mineral resource of 9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource, effective November 1999, is summarized in the following tables:

Au Eq Cutoff Grade	Measured			Indicated			Inferred			Total		
	kt	Au (gpt)	Cu (%)	kt	Au (gpt)	Cu (%)	kt	Au (gpt)	Cu (%)	kt	Au (gpt)	Cu (%)
0.50	221,042	0.805	0.111	145,028	0.690	0.155	40,103	0.733	0.110	406,173	0.757	0.127

In Millions Au Eq Cutoff Grade	Measured		Indicated		Inferred		Total	
	Au oz.	Cu lb.	Au oz.	Cu lb.	Au oz.	Cu lb.	Au oz.	Cu lb.
0.50	–	5.721	541.0	–	3.217	495.7	–	0.945	97.3	–	9.883	1,134.0

PROVEN AND PROBABLE MINERAL RESERVES

Based on the preliminary feasibility study, the Brisas property contains approximately 235 million tonnes of ore with an average grade of 0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1. Gold recoveries vary between 55% and 87% depending on mineralization type and grade. At a plant feed grade of 0.79 grams of gold per tonne, the total recovery of gold is anticipated to be 79%. Recovery of copper, at an average feed grade of 0.14%, is anticipated to be 82.5%. The mineral reserve estimate, effective January 2000, has been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and is presented in tabular form below:

Pit design using $300/oz Au and $0.80/lb. Cu   (and $3.30/tonne revenue cutoff)

Class	Reserve tonnes (thousands)	Au Grade (gpt)	Cu Grade (%)	Au ounces (thousands)	Cu pounds (thousands)	Waste tonnes (thousands)	Total tonnes (thousands)	Strip Ratio
Proven	187,443	0.814	0.119	4,906	491,841			
Probable	47,411	0.682	0.205	1,040	214,309			
Total	234,854	0.787	0.136	5,946	706,150	383,912	618,766	1.63

BRISAS PROPERTY ECONOMICS

Based on present estimates, the plant for the large-scale open pit mining operation is expected to process an estimated 55,000 tonnes per day, yielding an estimated average annual production of 362,000 ounces of gold and 46 million pounds of copper, over a minimum mine life of 13 years.

The processing flowsheet contained in the preliminary feasibility study and developed from metallurgical testwork completed by three independent laboratories includes conventional crushing with a primary gyratory crusher and grinding with SAG mill and ball mills followed by gravity separation to recover coarse gold, flotation and cyanidation of cleaner flotation tailings. Present estimates of capital requirements for initial construction of the mill and on-site copper production would be approximately $353 million, including working capital of approximately $19.5 million. Ongoing life-of-mine requirements are estimated at $39 million.

The preliminary feasibility study also contemplates the implementation of on-site copper processing using the Cominco Engineering Services Limited (CESL) technology. The CESL process utilizes an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Implementation of the CESL process should eliminate significant transportation costs for the copper gold concentrates to an out-of-country smelter resulting in improved project economics.

Pre-tax operating cash costs (mining, processing, concentrate transportation, smelting and refining expenses), including on-site copper production, are estimated at $153 per ounce of gold net of copper revenues. Total pre-tax costs per ounce of gold produced, including life of mine capital and on-site copper production, are estimated at $243, excluding previously incurred sunk costs. Exploitation taxes and royalties add approximately $8 to the total cost per ounce. Costs are calculated using $300 per ounce of gold and $0.90 per pound of copper.

The ultimate design and future construction of the plant is subject to the results of a final feasibility study which will be required to be completed before a production decision can be made in the future. Construction of the planned facility is expected to take approximately 18 to 24 months, with commissioning and achievement of commercial production expected shortly thereafter. Most operating supplies will be imported, probably from North America. Electrical power is available from 400kV transmission line and transformer station, which passes within a few kilometers of the property. The project water requirements will be met by water pumped from the pit de–watering system and by rainfall stored in the tailings water pond. On site accommodations will be provided for employees.

Brisas-Cristinas Combined Project

In late 1999 we recognized that the price of gold, which was near a 20 year low, was not going to improve in the near term. While our Brisas project on a stand-alone basis would return positive cash flow, financing the project, if possible, would severely dilute existing shareholders' interest and burden the company with debt. As a result, we evaluated ways to improve the economics of the Brisas project by examining a number of alternatives. Our conclusion was that the best alternative was to combine the Brisas project with the adjacent Cristinas project, thereby realizing substantial economies of scale. The combined project, versus two stand-alone projects, provides the best solution economically, environmentally and socially for the Venezuelan Republic.

The two projects are contiguous to each other with Gold Reserve controlling the Brisas property to the south and Venezuelan government controlling the Cristinas property to the north. In November 2001, the Venezuelan government assumed physical control of the Cristinas property from MINCA and is in the process of assigning the rights to the mineralization on the property to CVG. CVG is currently evaluating development alternatives to the Cristinas project and will soon be seeking third party interest in Cristinas.

We envisage a combined project that would be the second largest gold mine in Latin America and the sixth largest in the world. Based on information developed by the Company as well as publicly available data published by MINCA, management believes that the Brisas-Cristinas gold and copper project contains a world-class reserve estimated to be at least 21 million ounces of gold and 2.2 billion pounds of copper. We have made a number of presentations regarding the combined project to the various government entities that administer mining and mining related activities in Venezuela and all have received our proposal very favorably. CVG has publicly stated its objective to proceed with the development and construction of Cristinas on a stand alone basis or the combined project, recognizing that successfully combining the two properties requires involvement of a major mining company.

The development of the combined project will be influenced by: legal implications related to the cancellation of the work contract by CVG and cancellation of the copper concession by MEM; legal challenges related to the ownership of Cristinas property; the involvement of a major mining company; various approvals and permits by the government of Venezuela; completion of a feasibility study; adequate financing; and future metal prices

There can be no assurances that the development of the combined project will proceed and, if it does, what the Company's exact interest in the combined project will be. Management continues to believe the development of Brisas and Cristinas as a combined project is the most rational approach to exploit the orebody.

Venezuelan Mining, Environment and Other Matters

Venezuelan mining operations are subject to laws of title that differ substantially from those of Canada and the United States, while at the same time are subject to various mining and environmental rules and regulations that are similar in purpose to those in Canada and the United States, but often more bureaucratically complex. The following is a summary of the more significant Venezuelan mining and environmental laws and other laws and regulations that may affect the Company's operations on the Brisas property, but does not purport to be a comprehensive review of all laws or a complete analysis of all potential regulatory considerations related to the Brisas property.

1999 MINING LAW

A new Venezuelan mining law was approved and subsequently published in the Official Gazette on September 28, 1999 (the "Mining Law") that establishes five basic ways to structure mining activities with the primary one being concessions for exploration and subsequent exploitation.

SCOPE AND TERM OF CONCESSIONS

The Mining Law sets out the basic requirements for a concession application to the MEM, including:

- Identification of the mineral(s) to be explored for and exploited,
- Evidence of technical, economic and financial capability, and
- Special advantages to be granted to the Republic in different areas (e.g. technology, infrastructure, social facilities, training obligations, etc.).

Before initiating exploitation, the concession holder must provide to the MARN an environmental bond to guarantee the rehabilitation of the environment at the completion of exploitation.

The concession holder will have the right to exploit the granted minerals regardless of whether they occur in the vein (veta) or alluvial and the concession will extend only to minerals specifically covered by the concession. A concession holder that finds a deposit of another mineral must inform the MEM and make separate application for such mineral, subject to the 1999 mining law.

The term of a concession is twenty years (from the date the certificate of exploitation is granted) with two subsequent ten-year renewals, provided the concession holder has received such renewal within 3 years before the expiration of the term of the concession. Concession exploration periods are three years with a possible extension for one year. In order to develop a mine, the concession holder must obtain an exploitation certificate by application to the MEM. A feasibility study covering the technical, financial and environmental aspects of the project must accompany the application. The concession holder has seven years from the date of the exploitation certificate to commence exploitation.

Concession holders are subject to several royalties or taxes. A nominal surface tax is to be paid quarterly commencing on the fourth anniversary of the grant of the concession. In addition, minimum royalties are assessed as follows:

Gold, silver, platinum and associated metals, 3% of their commercial value as determined in the city of Caracas,

Diamonds and other precious stones, 4% of their commercial value as determined in the city of Caracas,

In other cases, including copper, 3% of their commercial value at the mine mouth. The MEM can reduce this tax from 3% to 1% (and subsequently increase it back to 3%) if economic conditions warrant.

Also, the government is entitled to exempt, either totally or partially, concession holders from taxes on importation of tools and equipment not produced in the country and needed to develop mining activities.

1945 MINING LAW TRANSITION PROVISIONS

All concessions acquired by BRISAS under the 1945 Mining Law are governed by the 1999 Mining Law subject to the following provisions: a) The right to conduct exploitation activities will be limited to the minerals and deposits indicated in the corresponding mining titles. Accordingly, BRISAS will have the right to exploit alluvial and vein gold, copper and molybdenum deposits located within the concessions; and b) The term of the concession is the one indicated in the corresponding mining titles, which commences from publication thereof in the Official Gazette.

CONVERSION OF CVG WORK CONTRACTS INTO MINING CONCESSIONS

The Transitory Provisions included in Title XI of the 1999 Mining Law contemplate the conversion of CVG Work Contracts into mining concessions. BRISAS has acquired several other properties located near the Brisas property pursuant to CVG Work Contracts and has applied to MEM in a timely manner for conversion thereof into mining concessions. MEM have not indicated when they expect to act on these conversion applications.

ENVIRONMENTAL LAWS AND REGULATIONS

Venezuela's environmental laws and regulations are administered through the MARN. The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Construction and production activities require three different permits from the MARN: (1) Permit to Occupy the Territory ("Occupation Permit"), (2) Permit to Affect for Exploration ("Exploration Permit") and (3) Permit to Affect for Construction and Exploitation ("Exploitation Permit"). Although not consistently applied in the past, regulations state that the MEM will apply for and obtain the Occupation Permit on behalf of those persons or entities applying for concessions before granting the concession title. Applicants submit an environmental questionnaire to MEM, which they in turn submit to the MARN. The production permitting process is initiated by filing the proposed terms of reference which, when approved, serves as the basis for an Environmental Impact Statement (EIS). The format for the EIS is stipulated in a 1996 law (Decree #1257) and conforms to an international standard.

OTHER TAXES

Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately US$46,000 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a 1% tax on the value of tangible and intangible business assets, a 14.5% value added tax on goods and services, a 5% to 20% import duty on mining equipment and a 0.75% tax on certain bank transactions. Upon application, Venezuela offers certain exemptions from value added tax and import duties to mining companies. Management expects to apply for exoneration, where available, in the future. There can be no assurances, however, that exoneration will be granted.

POLITICAL AND ECONOMIC SITUATION

Venezuela has seen a number of significant changes in its political system in recent years. Hugo Chávez Frias was originally elected President in December 1998 in response to a high level of voter dissatisfaction with the country's established political parties and his promise to make profound changes including a new constitution and a war against corruption. A 131-member Constituent Assembly rewrote the 1961 constitution, which was overwhelmingly approved in a December 1999 public referendum. As a result, President Chavez's was re-elected in 2000. Since President Chavez's re-election, Venezuela has experienced a number of public protests, including the temporary removal of President Chavez as head of the country, high-level denunciations of the president's policies and agendas and general populace unrest. Despite this recent political turmoil, we have not seen any adverse impact on our operations in Venezuela nor have we curtailed our investment activities in the country.

The Bolivar/Dollar exchange rate ended 2001 at Bs. 758 to the Dollar, up Bs. 58 (8.3%) from December 2000. An exchange peg policy was maintained throughout 2001, but abandoned in February 2002. Thereafter, a free floating exchange rate system was established, with the Venezuelan Central Bank acting as the main foreign currency seller. The exchange rate was approximately Bs. 921 to the Dollar at March 31, 2002.

GOLD SALES

The Central Bank of Venezuela (BCV) allows gold mining companies to sell up to 85% of their production on the international market. The remaining 15% must be sold domestically at the current market price, which is paid in Venezuelan currency. Gold sold domestically to BCV is assessed a maximum royalty of 1% of the value of gold as compared to the 3% royalty stated in the mining law.

LABOR

Venezuela, typical of most countries, has extensive labor laws and regulations including obligations to favor Venezuelan nationals for employment whenever possible. It is anticipated that, in the initial stages of the Brisas property project, approximately 95% of the workforce will be Venezuelan. In order to maintain or exceed this level, the Company will implement an extensive training program over the life of the project on the Brisas property. Management plans to draw on Venezuela's large industrial base to staff many of its positions, but the experience base for large-scale mining and milling operations in Venezuela is limited. The Brisas property project will draw on the Puerto Ordaz area to fill a significant portion of the required management, engineering and administration staff with the remaining positions to be filled from the local (Las Claritas) area.

Item 5. Operating and Financial Review and Prospects

Overview

The Company has not recorded revenue or cashflow from mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas property is developed and put into production.

The consolidated results of operations for the years presented consist of expenses, net of interest income from invested funds, related to activities other than those directly associated with the Brisas property. Expenditures related to

the Brisas property have been capitalized. We prepare the consolidated financial statements in accordance with accounting principles generally accepted in Canada. A reconciliation of the principal measurement differences between accounting principles generally accepted in Canada and the U.S. is presented in Note 11 of the consolidated financial statements.

Venezuela has experienced high levels of inflation during the last several years. Such conditions have not adversely affected our operations in Venezuela to date as substantially all sources of funding for our Venezuelan operations are denominated in U.S. Dollars and we do not typically repatriate funds from Venezuela.

Liquidity and Capital Resources

INVESTING

The total capitalized expenditures on the Brisas property in 2001 approximated $1.4 million. Approximately $70 million has been expended on the Brisas property since its acquisition in 1992. These costs include property and mineral rights, capitalized exploration costs, equipment expenditures and litigation settlement costs that were expensed in 1994. Amounts recorded as property, plant and equipment (capitalized exploration costs) include all costs associated with the Brisas property, including personnel and related administrative expenditures incurred in Venezuela, drilling, preliminary feasibility and related costs, capitalized interest expense and general support costs related to the Brisas property.

The processing facility for Brisas on a stand-alone basis, as presently proposed in the Brisas preliminary feasibility study, is estimated to cost $353 million. The cost of mining facilities for the combined project (discussed below) is estimated at $818 million. The ultimate design and cost of the plant and associated expenditures of either scenario are subject to the results of a final feasibility study. Future development of either the Brisas on a stand alone basis or on a combined basis is dependent upon, among other things, the price of gold and copper, participation by one or more major gold producers, obtaining adequate financing, support of the Venezuelan government and obtaining the appropriate environmental and operating permits. It is unclear when the development of the Brisas property will commence.

OPERATIONS

Planned expenditures for 2002 are estimated at $3.1 million, which will be spent on activities directly related to the Brisas property, corporate management of the Brisas project, activities other than those related to the Brisas property and the advancement of our proposal to combine Brisas with the Cristinas property. Interest and investment income for 2002 is projected to be approximately $0.75 million.

FINANCING

As of March 31, 2002, the Company held approximately $14.3 million in cash and investments. We anticipate that current cash and investments are adequate to cover estimated operational and capital expenditures associated with the activities on and related to the Brisas property as well as for general corporate activities into the year 2004. Future costs of placing the Brisas property or the combined properties into production, if warranted, will require additional financing which is expected to be a combination of the sale of equity, bank borrowings and/or other means.

We have no near-term plan to raise funds through the sale of equity or debt. Whether and to what extent additional or alternative financing options are pursued depends on a number of important factors, including if and when mine development activities are commenced, our assessment of the financial markets, the price of gold and copper, the acquisition of additional properties and the overall capital requirements of the consolidated group.

Results of Operations

2001 COMPARED TO 2000

The consolidated net loss for the year ended December 31, 2001 was $851,206 or $0.04 per share, a decrease of approximately $460,000 from the prior year. Other income for 2001 amounted to $1,199,906, which is an increase of approximately $316,000 from the previous year. Other income increased as a result of higher investment yields and gains on sales of investments. Operating expenses for the year amounted to $2,051,112, which is a decrease from the prior year of approximately $144,000 and primarily attributable to continued cost reduction measures undertaken by the Company.

2000 COMPARED TO 1999

The consolidated net loss for the year ended December 31, 2000 was $1,311,064 or $0.06 per share, a decrease of approximately $736,000 from the prior year. Other income for 2000 amounted to $884,069, which is a decrease of approximately $81,000 from the previous year. Other income decreased primarily as a result of an increase in investment losses over the prior period. Operating expenses for the year amounted to $2,195,133, which is a decrease from the prior year of approximately $817,000 and primarily attributable to cost reduction measures undertaken by the Company including a reduction in personnel and costs related to the reorganization.

Item 6. Directors and Senior Management and Employees

The following sets forth certain information regarding the Company's Board of Directors and Executive Officers. The time periods referred to below reflect the cumulative period of time the individual has been a director or officer of the Company or Gold Reserve Corporation, the predecessor issuer.

Name	Age	Principal Occupation	Director and/or Officer Since
Rockne J. Timm President, Chief Executive Officer, Director	56	President and Chief Executive Officer of the Company. Director and President of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	March 1984
A. Douglas Belanger Executive Vice President, Director	48	Executive Vice President of the Company. Director and Executive Vice President of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	August 1988
James P. Geyer Senior Vice President, Director	50	Senior Vice President of the Company. Resides: Spokane, Washington.	June 1997
James H. Coleman Director	51	Senior Partner of Macleod Dixon of Calgary, Alberta (counsel to the Company) and Director of various public companies. Resides: Calgary, Alberta.	February 1994
Patrick D. McChesney Director	52	President of LMO Test Systems, Inc. (an automated test equipment manufacturer). Director of MGC Ventures, Inc. Resides: Spokane, Washington.	August 1988
Chris D. Mikkelsen Director	50	Principal in McDirmid, Mikkelsen & Secrest, P.S. (a certified public accounting firm). Director of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	June 1997
Jean Charles Potvin Director	48	President and Chief Executive Officer of Tiomin Resources Inc. Resides: Toronto, Ontario	November 1993
Mary E. Smith Vice President –Administration and Secretary	49	Vice President–Administration and Secretary of the Company. Vice President–Administration and Secretary of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Colbert, Washington.	January 1997
Robert A. McGuinness Vice President–Finance and Chief Financial Officer	46	Vice President–Finance and Chief Financial Officer of the Company. Vice President–Finance and Chief Financial Officer of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	March 1993

There are no family relationships or arrangements or understandings pursuant to which any person was appointed as a director or member of senior management.

Compensation of Directors and Officers

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by the Company to the Executive Officers who served during the year ended December 31, 2001.

Name and Principal Position	Year	Salary	[1]Securities Under Options/ SARs Granted (#)	[2]All Other Compensation ($)
Rockne J. Timm	2001	195,000	696,700	25,500
President and Chief	2000	195,000	696,700	30,000
Executive Officer	1999	195,000	696,700	[3]60,000
	2001	175,000	573,955	25,500
A. Douglas Belanger	2000	175,000	573,955	30,000
Executive Vice President	1999	175,000	573,955	30,000
	2001	175,000	284,209	25,500
James P. Geyer	2000	175,000	284,209	30,000
Senior Vice President	1999	175,000	284,209	30,000
Mary E. Smith	2001	65,000	106,367	9,750
Vice President– Administration	2000	65,000	106,367	16,250
and Secretary	1999	65,000	106,367	16,250
Robert A. McGuinness	2001	120,000	306,622	18,000
Vice President–Finance	2000	120,000	306,622	30,000
and Chief Financial Officer	1999	120,000	306,622	30,000
Officers as a group (5)	2001	730,000	1,967,853	104,250
	2000	730,000	1,967,853	136,250
	1999	815,000	2,017,853	213,450

1) Consists of the number of Class A Common shares issuable to Executive Officers pursuant to options held at the end of each reported period.
2) Consists of the dollar value of shares purchased under the Company's KSOP Plan and allocated to the account of each named executive officer during 2001, 2000, and 1999 respectively as follows: Mr. Timm: 44,232 shares, 30,060 shares, 22,948 shares; Mr. Belanger: 44,232 shares, 30,060 shares, 22,948 shares; Mr. Geyer: 44,232 shares, 30,060 shares, 22,948 shares; Ms. Smith 16,912 shares, 16,283 shares, 12,430 shares; and Mr. McGuinness: 31,223 shares, 30,060 shares, 22,948 shares.
3) Includes $30,000 reimbursement per prior agreement with executive officer for income tax.

OPTIONS GRANTED FOR SHARES OF THE COMPANY DURING THE YEAR ENDED DECEMBER 31, 2001

No stock options were granted during the year to Executive Officers.

AGGREGATED OPTION EXERCISES DURING THE YEAR ENDED AND OPTION VALUES AS OF DECEMBER 31, 2001

No options were exercised during the financial year ended December 31, 2001. The following table sets forth the financial year-end values for options granted to the Executive Officers and Directors of the Company.

Name	# of securities acquired on exercise (#)	Aggregate Value Realized	# of unexercised options/ SARs at fiscal year-end Exercisable [1]	$ value of unexercised in-the-money options/ SARs at fiscal year-end Exercisable [2]
Rockne J. Timm	–	–	696,700	$14,606
A. Douglas Belanger	–	–	573,955	12,039
James P. Geyer	–	–	284,209	5,985
James H. Coleman	–	–	216,666	4,483
Patrick D. McChesney	–	–	142,385	3,269
Chris D. Mikkelsen	–	–	107,278	2,296
Jean Charles Potvin	–	–	170,612	3,562
Mary E. Smith	–	–	106,367	2,327
Robert A. McGuinness	–	–	306,622	6,432

1) Options range in price of between $0.72 and $1.00 and generally expire between 2002 and 2005, with the majority expiring in 2005. All options were exercisable at December 31, 2001.
2) At December 31, 2001, the closing share price on the OTC Market was $0.75.

Consistent with the Board's intent to have both Directors and management hold shares of the Company, non-employee Directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, were each granted 10,000 Class A Common shares in January 2002 for services in 2001. Macleod Dixon, a law firm in which Mr. Coleman was a senior partner during 2001, billed the Company an aggregate of approximately $22,000 for professional services and out-of-pocket expenses during the fiscal year ended December 31, 2001. Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

EQUITY INCENTIVE PLAN

The Company presently has one active stock option plan, the 1997 Equity Incentive Plan (the "Plan") and two predecessor plans that have been terminated as they relate to future option grants.

The Plan provides for the issuance of up to 2,000,000 Class A Common shares, through the grant of both "incentive stock options" and "non statutory options" to purchase Class A Common shares, stock appreciation rights ("SARs"), or up to 500,000 shares of restricted stock. In addition, options previously issued under predecessor plans that, as a result of forfeiture to the Company become subject to re–issuance, shall be re-issued and administered pursuant to the Plan.

As of March 31, 2002, options for the purchase of 293,867 Class A Common shares were available for grant and options for the purchase of 3,376,398 Class A Common shares were outstanding under the Plan, including predecessor plans. To date, 200,000 shares of restricted stock have been granted from the Plan. No SARs have been granted to date.

Key employees, advisors and consultants of the Company and its subsidiaries are eligible to receive grants under the Plan. An incentive option may be exercised during the lifetime of the optionee only by the optionee. At such optionee's death an option or any part thereof may only be transferable by such optionee's will or by the laws of descent and distribution. The Board or a committee of the Board is responsible for the administration of the Plan.

Options, SARs and restricted stock granted under the Plan are generally granted at the United States Dollar equivalent of the closing sales price of the Class A Common shares on the day immediately preceding the grant date, as reported on the TSE.

OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT OR SUBSIDIARIES

GOLD RESERVE INC.

The following table sets forth the number of common shares of Gold Reserve Inc. subject to options, which were outstanding at December 31, 2001. As a group, officers and directors of the Company (9 persons) held 2,604,794 options to purchase Class A Common shares of the Company. No warrants to purchase Class A Common shares were outstanding.

Name	No. of common shares subject to option	Price	Expiry date
Rockne J. Timm	486,867	$ 0.72	12/20/2005
	209,833	1.00	09/28/2004
A. Douglas Belanger	401,303	0.72	12/20/2005
	172,652	1.00	09/28/2004
James P. Geyer	199,473	0.72	12/20/2005
	84,736	1.00	06/02/2005
James H. Coleman	149,444	0.72	12/20/2005
	67,222	1.00	09/28/2004
Patrick D. McChesney	108,974	0.72	12/20/2005
	33,411	1.00	09/28/2004
Chris D. Mikkelsen	76,519	0.72	12/20/2005
	30,759	1.00	09/28/2004
Jean Charles Potvin	118,741	0.72	12/20/2005
	51,871	1.00	09/28/2004
Mary E. Smith	77,578	0.72	12/20/2005
	28,789	1.00	09/28/2004
Robert A. McGuinness	214,415	0.72	12/20/2005
	92,207	1.00	09/28/2004

SUBSIDIARIES

Great Basin Energies, Inc. and MGC Ventures, Inc., subsidiaries of the Company, have a total 1,440,000 and 1,480,000 options to purchase common shares outstanding, respectively. As a group, officers and directors of the Company (9 persons) held 1,150,000 and 1,210,000 options to purchase common shares of Great Basin Energies, Inc. and MGC Ventures, Inc., respectively. These options were granted in 1998, are exercisable at $0.03 per share and expire in 2003. No warrants to purchase such common shares were outstanding.

RE-PRICING OF CERTAIN OPTIONS GRANTED TO DIRECTORS AND OFFICERS OF THE COMPANY

The following table sets forth re-pricing of options held by Executive Officers and Directors of the Company. The re-pricing of these options was approved by the Board on December 20, 2000 and by the Shareholders on June 8, 2001. Under a program, Executive Officers, Directors and other employees were permitted to exchange certain options with exercise prices in excess of $0.72. The market price at the date of re-pricing was $0.47 and the new exercise price of the subject options was set at 150 percent of the market value or $0.72 per share. In addition, the vesting schedules of all the re-priced stock options held by Executive Officers, Directors and other employees were modified as follows: fifty-percent of all re-priced stock options, which were vested prior to the date of the re-pricing, were no longer vested, or immediately exercisable, but vested 12 months from the date the re-pricing was approved by the Board. No additional options were granted during the year.

Name	Securities Under Options/ SARs Re-priced Or Amended (#)	Exercise Price at Time of Re-pricing or Amendment ($/Security)	Length of Original Option Term Remaining at Date of Re-pricing or Amendment
Rockne J. Timm	27,200	1.13	1.7 years
	40,000	1.50	3.1 years
	50,000	2.59	2.2 years
	125,000	3.25	2.3 years
	244,667	3.75	2.2 years
A. Douglas Belanger	26,000	1.13	1.7 years
	30,000	1.50	3.1 years
	65,000	2.59	2.2 years
	50,000	3.25	2.3 years
	230,303	3.75	2.2 years
James P. Geyer	30,000	1.50	3.1 years
	64,209	2.59	2.2 years
	5,000	2.88	7.0 years
	100,264	3.75	2.2 years
James H. Coleman	15,000	1.28	3.1 years
	134,444	3.75	2.2 years
Patrick D. McChesney	27,152	1.13	1.7 years
	15,000	1.28	3.1 years
	17,278	2.59	2.2 years
	49,544	3.75	2.2 years
Chris D. Mikkelsen	15,000	1.28	3.1 years
	17,278	2.59	2.2 years
	44,241	3.75	2.2 years
Jean Charles Potvin	15,000	1.28	3.1 years
	17,278	2.59	2.2 years
	89,463	3.75	2.2 years
Robert A. McGuinness	30,000	1.50	3.1 years
	68,417	2.59	2.2 years
	115,998	3.75	2.2 years
Mary E. Smith	20,000	1.50	3.1 years
	34,367	2.59	2.2 years
	1,000	2.88	7.0 years
	22,211	3.75	2.2 years

KSOP PLAN

The Company also maintains a KSOP Plan for the benefit of eligible employees of the Company. The KSOP Plan consists of two components– a salary reduction component (401(k)) and stock ownership component (ESOP) and is available to all eligible employees of the Company who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Prior to the Reorganization, the KSOP Plan generally invested in Gold Reserve Corporation shares. As a result of the Reorganization, the KSOP Plan now invests in Gold Reserve Inc. Class A Common shares. The salary reduction component of the KSOP Plan has not been utilized prior to January 1, 2002, although participants can make salary deferrals under this component of the Plan.

Contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2002 to $11,000 ($12,000 limit for participants who are 50 or more years of age, or who turn 50 during 2002), special contributions by the Company equal to a percentage of the employee's compensation during the year and discretionary contributions by the Company determined in each year by the Company.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2002) to a maximum of $40,000 ($41,000 limit for participants who are 50 or more years of age or who turn 50 during 2002). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan or any other cash or deferral arrangements. For Plan year 2002 the Company has adopted a "Safe Harbor" contribution of 3% of eligible compensation.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

The Company allocated contributions to eligible KSOP Plan participants for plan years 2001, 2000 and 1999 were $133,304, $224,120 and $239,710, respectively.

EMPLOYMENT CONTRACT AND TERMINATION AGREEMENTS

The Board has approved employment contracts for its Executive Officers, although has not yet executed these contracts. The Board may, in the near future, finalize and implement, at a minimum, Change of Control Agreements for its Executive Officers and other key employees.

BOARD PRACTICES

Based upon the recommendations of a report dated December 1994 (the "Report") by the TSE Committee on Corporate Governance in Canada, the TSE adopted a by-law requiring corporations listed on the TSE to disclose their approach to corporate governance. The Board believes that the Company's general approach, as summarized below, is substantially consistent with objectives reflected in the Report.

MANDATE AND DUTIES OF THE BOARD

The Board has ultimate responsibility for supervising the conduct of the Company's affairs and the management of its business. The principal objective of the Board is to protect and enhance Shareholder value over the long term. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company.

The Board's duties include overseeing strategic planning, reviewing and assessing principal risks to the Company's business and approving risk management strategies, supervising and evaluating management, authorizing significant expenditures, ensuring timely and effective communication with Shareholders, and overseeing the Company's internal controls and information systems.

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel be qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met in person or by telephone four times during 2001.

BOARD COMPOSITION

The Report's Guidelines recommend that a majority of the Directors of the Company be "unrelated" Directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a director's ability to act with a view to the best interests of the corporation, other than the interests and relationships arising from shareholding. The Company's Board presently consists of seven members. The Board considers that four members are "unrelated" directors as defined in the Report's Guidelines. The remaining three members are currently Executive Officers of the Company. For the purposes of this discussion, a "related" director is a director who is not an unrelated director. All directors presently serve until the next annual meeting of the Company's Shareholders or until their successors are elected and have qualified.

The Board currently believes that seven directors, the current composition of the Board, represents an appropriate board size for the Company, having regard to the size and activities of the Company. The current composition of the Board provides, in the Board's view, an appropriate representation of senior management and outside directors.

BOARD COMPENSATION

The Board reviews from time to time the compensation paid to the directors in order to ensure that directors are being adequately compensated for the duties performed and the obligations assumed by the directors.

BOARD COMMITTEES

The Board has delegated some of its authority to three committees of the Board. These are the Executive Committee, the Compensation Committee and the Audit Committee. The Board does not maintain a nominating committee or an orientation and education program for new directors as suggested by the Report or a committee to deal with corporate governance matters generally. Decisions regarding recruitment of new directors, assessment of current directors, succession planning and other corporate governance matters are made by the full Board. The Board is of the view that, given the size of the Company and the fact that a majority of the Board members are independent of management, these matters can be appropriately dealt with by the full Board. During 2001, all of the directors attended 75% or more of the meetings of the Board and Committees on which they served.

The Executive Committee, which is comprised of Rockne J. Timm (Chair), A. Douglas Belanger and James H. Coleman, meets in person or by phone on a regular basis. The Executive Committee supervises the business affairs of the Company between Board meetings, except for those matters assigned to the Compensation and Audit Committees. The Executive Committee is composed of one unrelated director (Mr. Coleman) and two related directors (Messrs. Timm and Belanger).

The Compensation Committee, which met four times during 2001, consists of Chris D. Mikkelsen (Chair) and Jean Charles Potvin, both of whom are unrelated directors. The Compensation Committee has responsibility with respect to approving and advising the full Board on compensation matters involving officers of the Company.

The Audit Committee, which met once during 2001, consists of James H. Coleman (Chair), Patrick D. McChesney and Chris D. Mikkelsen, all of whom are unrelated directors. The Audit Committee recommends to the Board a firm of independent certified public accountants to audit the annual financial statements, discusses with the auditors and approves in advance the scope of the audit, reviews with the independent auditors the financial statements and their audit report, reviews management's administration of the system of internal accounting controls, and reviews the Company's procedures relating to business ethics. The Board has delegated review of the quarterly financial statements to the Audit Committee, which reviews the quarterly reports prior to filing with the regulatory agencies. The Audit Committee reports to the Board on its activities and findings.

INDEPENDENCE FROM MANAGEMENT

It is the Board's view that the Board operates and functions independently of management as required. Although the President and Chief Executive Officer of the Company also serves as Chairman of the Board, the Board is of the view that this does not impair the Board's ability to act independently of management. The Board's independence from management is principally derived from the fact that four out of the seven Board members are unrelated and independent Directors.

SHAREHOLDER COMMUNICATION

The Company communicates regularly with its Shareholders through annual and quarterly reports, as well as news releases and regulatory filings. In addition, the Executive Officers of the Company are responsible for addressing day-to-day Shareholder inquiries and other Shareholder communication issues.

EXPECTATIONS OF MANAGEMENT

The Board has delegated to the President and Chief Executive Officer, and other executives officers, responsibility for day-to-day management of the business and affairs of the Company, subject to compliance with directives and objectives established by the Board from time to time. The Board relies on management to provide the Board on a timely basis with information required by the Board to perform its duties.

OUTSIDE ADVISORS

The Company does not have in place any specific procedures pursuant to which an individual director may engage the services of an outside advisor at the expense of the Company. Any requests for the services of an outside advisor at the expense of the Company would be considered on a case by case basis by the Board.

SHARE OWNERSHIP BY DIRECTORS AND MANAGEMENT

The following table sets forth the share ownership in the Company by Directors and officers as of March 31, 2002.

Name	Number of Common Shares Beneficially Owned (1)	Percent Ownership
Rockne J. Timm (2) (3)	1,465,528	6.3%
A. Douglas Belanger (2) (3)	1,308,401	5.6%
James P. Geyer	410,643	1.8%
James H. Coleman (2) (3)	259,000	1.1%
Patrick D. McChesney (3)	212,262	0.9%
Chris D. Mikkelsen (2) (3) (4)	279,500	1.2%
Jean Charles Potvin	207,434	0.9%
Mary E. Smith(2) (3)	163,416	0.7%
Robert A. McGuinness (2) (3)	446,892	2.0%

(1) Includes for each individual shares issuable pursuant to presently exercisable options for common shares as of March 31, 2002 or options exercisable within 60 days of March 31, 2002 as follows: Mr. Timm, 696,700; Mr. Belanger, 573,955; Mr. Geyer, 284,209; Mr. Coleman, 216,666; Mr. McChesney, 142,385; Mr. Mikkelsen, 107,278; Mr. Potvin, 170,612; Ms. Smith 106,367 and Mr. McGuinness 306,622.

(2) Mr. Timm, Mr. Belanger, Mr. Coleman, Mr. Mikkelsen, Ms. Smith and Mr. McGuinness are Directors and/or officers of Great Basin Energies, Inc., which owns 516,720 common shares, or 2.2% of the outstanding common shares of the Company. The foregoing individuals own 6.8%, 4.0%, 1.7%, 0.9%, 0.0%, and 0.6%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by Great Basin Energies, Inc.

(3) Mr. Timm, Mr. Belanger, Mr. McChesney, Mr. Coleman, Mr. Mikkelsen, Ms. Smith and Mr. McGuinness are Directors and/or officers of MGC Ventures, Inc., which owns 276,642 common shares, or 1.2% of the outstanding common shares of the Company. The foregoing individuals own 6.6%, 6.4%, 2.1%, 2.8%, 1.4%, 0.1%, and 0.9%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by MGC Ventures, Inc.

(4) Excludes 114,552 common shares of which Mr. Mikkelsen is trustee for the benefit of members of Mr. Timm's family. Mr. Mikkelsen disclaims any beneficial ownership of the 114,552 common shares.

NUMBER OF EMPLOYEES

As of March 31, 2002, the Company employed 8 full and part-time employees in its Spokane, Washington, office and approximately 30 people in Venezuela, of which approximately 20 are located at the Brisas property. Day-to-day activities of Venezuelan operations are managed from Caracas and Puerto Ordaz.

Item 7. Major Shareholders and Related Party Transactions

Control of Registrant

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. No company or government beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 5% of the voting rights attached to the Company's issued Class A Common shares as of the date of this report. Directors and Executives Officers as a group own 4,753,076 shares (including 2,604,794 shares subject to options exercisable within 60 days), or 17.5% of the total shares issued. We have no knowledge of any arrangements that may, at a subsequent date, result in a change in our control.

Related Party Transactions

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The directors, officers and principal shareholders of the Company and associates, affiliates and close family members of the foregoing have had no material interest, direct or indirect, in any transaction in which the Company has participated during the last year. The following table sets forth maximum indebtedness to the Company of each director and executive officer during the last fiscal year and the amount outstanding at March 31, 2002:

Name and Principal Position	Involvement of issuer or subsidiary	[1]Largest amount outstanding during 2002	Amount outstanding at March 31, 2002
Rockne J. Timm– President, Chief Executive Officer and Director	Lender	$23,500	$23,500
James P. Geyer–Senior Vice President and Director	Lender	18,200	18,200
Robert A. McGuinness–Vice President–Finance and Chief Financial Officer	Lender	[2] 62,500	62,500

1) The indebtedness represents amounts loaned to these individuals by the Company. The Company holds promissory notes for each amount loaned at an interest rate of 4.57%.
2) Includes an outstanding loan of $50,000, bearing interest at 5.2% and secured by a second mortgage on his residence.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors, officers of the Company, nor any person or corporation owning more than 10% or any class of voting securities of the Company, nor any associates or affiliate of any of them, had or has any material interest in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Item 8. Financial Information

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, please refer to note 11 to the consolidated financial statements, included elsewhere in this annual report. A consolidated balance sheet is presented for fiscal 2001 and 2000 along with consolidated statements of operations, cashflow and changes in shareholders' equity, which are presented for fiscal 2001, 2000 and 1999. Reference is made to Item 17 for detailed financial information.

Legal Proceedings

We are unaware of any legal proceedings, either threatened or pending, to which the Company is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Company.

Item 9. The Offer and Listing

Offer and Listing details

The Class A common shares of Gold Reserve Inc. are traded on The Toronto Stock Exchange ("TSE") under the symbol "GLR.A" and on the U.S. Over-the-Counter Market ("OTC") under the symbol "GLDR." Neither the equity units nor the underlying securities are listed for trading on any exchange.

Last Six Months	TSE		OTC	
	High	Low	High	Low
	Canadian Dollars		*U.S. Dollars*	
April	$1.98	$1.45	$1.22	$0.91
March	1.70	1.20	1.05	0.81
February	1.86	1.46	1.10	0.86
January	1.50	1.06	0.90	0.68
December	1.15	1.05	0.80	0.72
November	1.35	1.12	0.86	0.75

Last Eight Quarters	TSE				OTC			
	2001		*2000*		*2001*		*2000*	
	High	Low	High	Low	High	Low	High	Low
	Canadian Dollars				*U.S. Dollars*			
First Quarter	$1.10	$0.68	$1.46	$0.95	$0.81	$0.44	$1.25	$0.70
Second Quarter	1.85	0.75	1.10	0.85	1.22	0.55	0.88	0.59
Third Quarter	1.70	1.20	1.00	0.72	1.12	0.76	0.70	0.45
Fourth Quarter	1.50	1.05	1.05	0.67	1.00	0.72	0.70	0.41

Last Five Years	TSE			OTC	
	High	Low		High	Low
	Canadian Dollars			*U.S. Dollars*	
2001	$1.85	$0.68		$1.22	$0.44
2000	1.46	0.67		1.25	0.41
1999	2.32	1.02		1.56	0.72
1998	5.40	1.38		3.75	0.88
1997	15.60	2.35		11.50	1.75

On March 31, 2002, the closing price for a Class A common share of the Company was Cdn$1.70 per share on the TSE and US$1.05 per share on the OTC. As of March 31, 2002, there were a total of 22,709,447 Class A common shares issued and 1,301,691 Class B common shares issued.

The number of holders of Class A and Class B Common shares of record on March 31, 2002 was approximately 1,200. Based on recent mailings to shareholders, the Company believes its common shares are owned beneficially by approximately 10,000 shareholders. An estimated 75% of the Company's shareholders are Canadian residents who own approximately 60% of the Company's outstanding shares, with the remaining outstanding shares owned primarily by U.S. residents.

Item 10. Additional Information

Memorandum and Articles of Association

Information under this heading is included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein. All documents may be examined at the Company's executive offices located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, USA.

Exchange Controls and Other Limitations Affecting Security Holders

There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described below under the heading "Taxation".

Presently, the Company does not carry on any significant business in Canada. If, however, in the future the Company carries on a Canadian business, as defined in the Investment Canada Act, an acquisition of control of the Company by non-Canadians will be subject to the Investment Canada Act. The Investment Canada Act provides, among other things, that any non-Canadian, as defined in the Investment Canada Act, proposing to acquire control of a Canadian business through the acquisition of voting shares or the acquisition of all or substantially all the assets of the Canadian business must give notice in the prescribed form to Investment Canada, an agency of the Canadian government, and may be required to obtain approval from Investment Canada prior to implementation of such acquisition. The term "non-Canadian" is defined in the Investment Canada Act to include an individual who is neither a citizen nor a permanent resident of Canada, a foreign government or any corporation or other entity that is not Canadian-controlled.

The Investment Canada Act deems that the acquisition of a majority of the voting shares of a corporation by a non-Canadian constitutes acquisition of control of such corporation. The acquisition of one-third or more (but less than a majority) of the voting shares of a corporation by a non-Canadian is presumed to be an acquisition of control of the corporation unless it can be established that the acquirer does not in fact control the corporation through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control of the corporation. If an acquisition of control of a corporation is made in contravention of the Investment Canada Act, a court of competent jurisdiction may make any order it thinks fit, including requiring the acquirer to divest its shares of the corporation.

Except as described above, statutes in Canada and the Yukon Territory and the charter documents of the Company do not restrict the right of non-resident or foreign owners to hold or vote common shares of the Company.

The Company maintains a Shareholder Rights Plan, which is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Plan is designed to give the board of directors time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Shareholder Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time.

Taxation

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Canadian Act") generally applicable to holders of Class A and Class B common shares (together, the "common shares") who, for purposes of the Canadian Act and the Canada-United States Income Tax Convention (the "Treaty"), as applicable, and at all relevant times: (i) hold common shares as capital property; (ii) are not resident in Canada or deemed to be resident in Canada in any taxation year in which they own common shares; (iii) do not and will not have a fixed base or permanent establishment in Canada; (iv) do not use and are not deemed to use common shares in carrying on a business in Canada; and (v) do not hold the common shares as "designated insurance property" for the purposes of the Canadian Act (the "Holders"). This summary is not applicable to holders of common shares that are "financial institutions", as such term is defined for the purposes of the mark to market rules under the Canadian Act.

DISPOSITION OF COMMON SHARES

A Holder will not be subject to tax under the Canadian Act in respect of any capital gain realized by such Holder on a disposition or deemed disposition of common shares unless such shares constitute "taxable Canadian property" of the Holder for the purposes of the Canadian Act. Generally, the Class A common shares will not constitute taxable Canadian property of a Holder in any given taxation year in which such Holder owned the shares provided that the Class A common shares are listed on a prescribed stock exchange within the meaning of the regulations under the Canadian Act and provided further that such Holder has not at any time during the five year period immediately preceding the disposition owned (or had a right to acquire), alone or together with persons with whom such Holder does not deal at arm's length, 25% or more of the issued shares of any class or series of the capital stock of the Company. As of March 31, 2002, the Class A common shares are listed on The Toronto Stock Exchange, which is a prescribed stock exchange for purposes of the regulations under the Canadian Act. The Class A common shares received on a conversion of Class B common shares, will be taxable Canadian property. Even if common shares owned by a Holder constitute taxable Canadian property of the Holder, the Treaty provides that Canadian income tax will not be applicable to a disposition of common shares by a Holder that is a resident of the United States for the purposes of the Treaty, provided that the value of the common shares is not derived principally from real property (as defined in the Treaty) situated in Canada. The Company believes the value of its common shares is not at present derived principally from real property for these purposes. Provided that the Class A common shares are listed on a prescribed stock exchange, there are no clearance certificate requirements imposed by the Canadian Act on a Holder in respect of a disposition of Class A common shares. A Holder will be subject to the clearance certificate requirements imposed by the Canadian Act on disposition of Class B common shares, other than on a conversion to Class A common shares.

DIVIDENDS

Dividends paid or credited on common shares owned by a Holder are subject to Canadian withholding tax that is levied at a basic rate of 25%, subject to reduction under any applicable tax treaty. For a Holder that is a resident of the United States for the purposes of the Treaty (and complies with any applicable substantiation requirements), the Canadian withholding tax rate is reduced under the provisions of the Treaty to 15% generally and is further reduced to 5% if the Holder is a company that owns at least 10% of the voting stock of the Company. Under the Treaty, dividends paid to certain religious, scientific, charitable and other tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed by the Holder, the Company will not be required to withhold tax on dividend payments to such organizations.

<u>U.S. FEDERAL INCOME TAX CONSEQUENCES</u>

The following is a summary of certain material U.S. federal income tax consequences generally applicable to U.S. holders of the Company's common shares. This summary does not address tax treatment under applicable state, local, foreign or other tax laws and generally does not take account of rules that may apply to U.S. holders that are subject to special treatment, including, without limitation: (1) insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or holders of securities held as part of a "straddle," "hedge" or "conversion transaction" with other investments and taxpayers whose functional currency is not the United States dollar or (2) shareholders owning directly, indirectly or by attribution, 10% or more of the Company's common shares.

For purposes of this discussion, a "U.S. Holder" is any shareholder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. A "Non-U.S. Holder" is any shareholder other than a U.S. Holder. The discussion below assumes that the Company's common shares are held as a capital asset.

UNITED STATES FEDERAL INCOME TAXATION OF DIVIDENDS FOR U.S. HOLDERS.

For U.S. federal income tax purposes, the gross amount of dividends paid by the Company to U.S. Holders will be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends from U.S. domestic corporations. To the extent that an amount received by a U.S. Holder exceeds the allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in its shares and then, to the extent in excess of such U.S. Holder's tax basis, such excess will constitute gain from a deemed sale or exchange of such shares. For U.S. foreign tax credit purposes, dividends on the shares will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income." U.S. Holders may elect annually to either deduct Canadian withholding taxes against their income or to credit the withholding taxes against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. The Company assumes no responsibility for the withholding of tax at its source.

CLASSIFICATION OF THE COMPANY AS A CONTROLLED FOREIGN CORPORATION

Under Section 951(a) of the Code, each "United States shareholder" of a "controlled foreign corporation" ("CFC") must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. In addition, gain on the sale of stock in a CFC realized by a United States shareholder is treated as ordinary income to the extent of such shareholder's proportionate share of the CFC's undistributed earnings and profits accumulated during such shareholder's holding period for the stock. Section 951(b) of the Code defines a United States shareholder ("U.S. Shareholder") as any U.S. corporation, citizen, resident or other U.S. person who owns (directly or through certain deemed ownership rules) 10% or more of the total combined voting power of all classes of stock of a foreign corporation. In general, a foreign corporation is treated as a CFC only if such U.S. Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation's stock. Under these rules the Company does not expect to be a CFC. If the Company is treated as a CFC, the Company's status as a CFC should have no adverse effect on any shareholder of the Company that is not a U.S. Shareholder.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). A company will be considered a PFIC if 75% or more of its gross income (including a pro rata share of the gross income of any company (United States or foreign) in which the Company is considered to own 25% or more of the shares by value) in a taxable year is passive income. Alternatively, a company will be considered to be a PFIC if at least 50% of the assets (averaged over the four quarter ends for the year) of the Company (including a pro rata share of the assets of any company of which the Company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income.

For the year ended December 31, 2001, the Company was considered a PFIC because it met the income test noted above. As a consequence, each shareholder who is a U.S. person, in the absence of an election by such shareholder to treat the Company as a "qualified electing fund" (a "QEF" election), as discussed below, will, upon certain distributions by the Company or upon disposition of the Company shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Company's common shares while the Company was a PFIC. Additionally, U.S. Holders who acquired the Company's common shares from decedents who failed to make a QEF election will generally be denied the normally available step-up of the income tax basis for such shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent's basis, if lower.

U.S. shareholders who hold the Class A common shares during a period when the Company is a PFIC will be subject to the foregoing PFIC rules, even if the Company ceases to be a PFIC, unless they make a QEF election in the first year they held the shares and the Company was considered a PFIC.

If a U.S. shareholder makes a QEF election for the first taxable year that shares of the Company were held, distributions and gain will not be taxed as if recognized ratably over the taxpayer's holding period or subject to an interest charge in the case of a PFIC. Any future gain on the sales of the Company's shares will be characterized as capital gain and the denial of basis step-up at death described above will also not apply.

Instead, a shareholder who makes a QEF election will for each taxable year the company qualifies as a PFIC include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of any net capital gain of the Company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The Company, at the request of a shareholder electing to have the Company treated as a QEF, will comply with the applicable information reporting requirements.

A U.S. shareholder who makes a QEF election for the year in which the Company first becomes a PFIC (and complies with certain U.S. federal income tax reporting requirements) should not have any material adverse U.S. federal income tax consequences because the Company had no ordinary earnings or net capital gains during the year ended December 31, 2001. In addition, the Company believes that it will not have any ordinary earnings or net capital gains in future years in which it may be deemed a PFIC. However, no assurance can be given as to this expectation. U.S. shareholders are urged to consult their tax advisors concerning the application of the U.S. federal income tax rules governing PFICs in their particular circumstances.

For taxable years beginning after 1997, a U.S. Holder of certain publicly traded PFIC stock can elect to mark the stock to market, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder's fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company does not enter into any hedging transactions or hold any derivative instruments. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair value of investments in marketable securities are disclosed in Note 2 to the Consolidated Financial Statements.

Item 12. Description of Securities Other Than Equity Securities - Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies - None

Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds – None

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Management's Report

To the Shareholders of Gold Reserve Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the results of their audit, their review of internal accounting controls and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements. The auditors have full and free access to the Audit Committee.

s/ Rockne J. Timm   s/ Robert A. McGuinness
 President and CEO   Vice President–Finance and CFO
 February 15, 2002   February 15, 2002

Report of Independent Accountants

To the Shareholders of Gold Reserve Inc.

We have audited the consolidated balance sheets of Gold Reserve Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C.
February 15, 2002

GOLD RESERVE INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
(Expressed in U.S. Dollars)

	2001	2000
ASSETS		
Cash and cash equivalents	$ 5,764,665	$ 10,108,111
Marketable securities	9,006,362	3,045,421
Deposits, advances and other	350,995	370,044
Accrued interest	52,524	53,046
Total current assets	15,174,546	13,576,622
Property, plant and equipment, net	46,197,434	44,902,369
Marketable securities	2,500	3,518,763
Other	1,178,134	1,233,301
Total assets	$ 62,552,614	$ 63,231,055
LIABILITIES		
Accounts payable and accrued expenses	$ 320,782	$ 335,103
Minority interest in consolidated subsidiaries	1,062,852	1,037,013
Total liabilities	1,383,634	1,372,116
Commitments		
SHAREHOLDERS' EQUITY		
Serial preferred stock, without par value		
Authorized: Unlimited		
Issued: None		
Common shares and equity units:	102,265,911	102,105,986
Class A common shares, without par value		
Authorized: Unlimited		
Issued: 2001… 22,655,122 2000... 22,196,242		
Outstanding: 2001… 22,361,035 2000... 21,902,155		
Equity Units		
Issued: 2001… 1,313,016 2000… 1,446,396		
Outstanding: 2001… 813,741 2000… 947,121		
Less, common shares and equity units held by affiliates	(674,598)	(674,598)
Deficit	(40,338,546)	(39,487,340)
KSOP debt	(83,787)	(85,109)
Total shareholders' equity	61,168,980	61,858,939
Total liabilities and shareholders' equity	$ 62,552,614	$ 63,231,055

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

s/ Chris D. Mikkelsen s/ Patrick D. McChesney

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Other Income:			
Interest income	$ 837,048	$ 1,167,576	$ 1,171,932
Gain (loss) on sale of marketable securities	362,858	(283,507)	(207,347)
Miscellaneous			860
	1,199,906	884,069	965,445
Expenses:			
General and administrative	1,205,729	1,321,044	1,744,993
Technical services	349,278	418,938	620,354
Corporate communications	279,628	229,796	261,668
Legal and accounting	93,341	72,036	112,954
Reorganization			108,714
Foreign currency loss	97,297	95,922	157,040
Interest		12,971	18,968
Minority interest in net income (loss)			
of consolidated subsidiaries	25,839	44,426	(12,650)
	2,051,112	2,195,133	3,012,041
Net loss	$ (851,206)	$ (1,311,064)	$ (2,046,596)
Net loss per share–basic and diluted	$ (0.04)	$ (0.06)	$ (0.09)
Weighted average common shares outstanding	22,986,958	22,790,235	22,470,974

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001, 2000 and 1999

	Common Shares and Equity Units Issued			Deficit	Common Shares and Equity Units Held by Affiliates
	Common Shares	Equity Units	Amount		
Balance, December 31, 1998	23,191,767		101,661,054	(36,129,680)	(674,598)
Net common shares exchanged for equity units	(1,584,966)	1,584,966			
Net loss				(2,046,596)	
Common shares issued	380,871		406,244		
Balance, December 31, 1999	21,987,672	1,584,966	102,067,298	(38,176,276)	(674,598)
Equity units exchanged for common shares	138,570	(138,570)			
Net loss				(1,311,064)	
Common shares issued	70,000		38,688		
Balance, December 31, 2000	22,196,242	1,446,396	102,105,986	(39,487,340)	(674,598)
Equity units exchanged for common shares	133,380	(133,380)			
Net loss				(851,206)	
Common shares issued	325,500		159,925		
Balance, December 31, 2001	22,655,122	1,313,016	$ 102,265,911	$ (40,338,546)	$ (674,598)

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash Flow from Operating Activities:			
Net loss	$ (851,206)	$ (1,311,064)	$ (2,046,596)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation	43,534	46,426	42,667
Amortization of premium (discount) on marketable securities	25,777	(32,536)	(60,698)
Foreign currency loss	97,297	95,922	157,040
Minority interest in net income (loss) of consolidated subsidiaries	25,839	44,426	(12,650)
Net (gain) loss on disposition of marketable securities	(362,858)	283,507	207,347
Other	141,962	(59,171)	
Changes in current assets and liabilities:			
Decrease in other current assets	19,571	95,476	399,536
Increase (decrease) in other current liabilities	(14,321)	14,889	(465,540)
Net cash used by operating activities	(874,405)	(822,125)	(1,778,894)
Cash Flow from Investing Activities:			
Purchase of marketable securities	(8,335,886)	(4,958,408)	(12,948,347)
Purchase of property, plant and equipment	(1,420,896)	(1,657,902)	(2,535,612)
Proceeds from the sale and maturity of marketable securities	6,228,289	13,107,312	18,292,653
Other	55,167	61,713	93,288
Net cash provided (used) by investing activities	(3,473,326)	6,552,715	2,901,982
Cash Flow from Financing Activities:			
Proceeds from issuance of common shares	4,285		406,244
Net cash provided by financing activities	4,285		406,244
Change in Cash and Cash Equivalents:			
Net increase (decrease) in cash and cash equivalents	(4,343,446)	5,730,590	1,529,332
Cash and cash equivalents - beginning of year	10,108,111	4,377,521	2,848,189
Cash and cash equivalents - end of year	$ 5,764,665	$ 10,108,111	$ 4,377,521
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest		$ 12,971	$ 18,968
Non-cash investing and financing activities:			
Issuance of common shares as compensation	$ 15,000	$ 38,688	

The accompanying notes are an integral part of the consolidated financial statements.

1. The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada, and is the successor issuer to Gold Reserve Corporation. The Company's primary mining asset, the Brisas property, is a gold and copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. The Company has no revenue producing mining operations at this time.

In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. After the Reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business, through subsidiary companies, that in aggregate was essentially the same as before the Reorganization.

Certain U.S. holders of Gold Reserve Corporation elected, for tax reasons, to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. The equity units are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group.

Presentation of financial statements and consolidation. The consolidated financial statements contained herein have been prepared in accordance with accounting principles generally accepted in Canada, which as described in Note 11, differ in certain respects from accounting principles generally accepted in the United States of America.

These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic majority-owned subsidiaries, Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. formally MegaGold Corporation ("MGC Ventures"), seven Venezuelan subsidiaries, and seven Aruban subsidiaries which were formed to hold the Company's interest in its foreign subsidiaries or for future transactions. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's policy is to consolidate those subsidiaries where majority control exists and control is other than temporary.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 2001 and 2000, the Company had approximately $40,000 and $66,000, respectively, in Venezuelan and offshore banks.

Marketable Securities. Equity securities are carried at cost. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost. If the market value of long-term investments is lower than the cost and the decline is judged to be other than temporary, the investment is written down to recognize the loss. Short-term investments are recorded at the lower of cost or market. Realized gains and losses on the sale of investments are recorded based upon specific identification.

Financial Instruments. The carrying amounts for cash, advances and accounts payable on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its exposure, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Capitalized exploration and development costs of unsuccessful projects are expensed.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset. During the exploration and development phase, depreciation of mining assets is capitalized. Interest costs incurred during the construction and development of qualifying assets are capitalized.

The Company reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Foreign Currency. The Company utilizes the U.S. Dollar as its functional currency. Foreign currency amounts are translated into U.S. Dollars using the temporal method. Accordingly, non-monetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at current rates and revenue and expense items are translated at average exchange rates for the month in which they occur. Translation gains and losses are included in operating expenses.

Accounting for Stock Options. The Company has a stock option plan as discussed in note 5 to the consolidated financial statements. No compensation expense is recognized when stock options are issued to employees. Consideration paid by employees on exercise of stock options is credited to share capital.

Income Taxes. The company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the substantive enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Measurement of Uncertainty. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all of the Company's investment in property, plant and equipment represents amounts invested in the Brisas property. Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to the risks and uncertainties of developing an economic reserve on the Brisas property which is based on engineering and geological estimates, future gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs.

The company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings require considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during each year, which has been reduced by the common shares owned by Great Basin and MGC Ventures. As of December 31, 2001, 2000 and 1999, there were 3,421,950, 3,305,471 and 3,313,240 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. The company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, CICA 3500, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the company's financial statements. The effect of potential issuances of shares under options would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Comparative Financial Statements. Certain reclassifications of the 2000 and 1999 consolidated financial statement balances have been made to conform with the 2001 presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously reported.

2. Marketable Securities:

	Amortized Cost/ Carrying Value	Quoted Market Value
2001		
Temporary:		
Corporate debt securities	$ 2,533,862	$ 2,562,366
Equity securities	6,472,500	6,631,750
Total	$ 9,006,362	$ 9,194,116
Long-term:		
Equity securities	$ 2,500	$ 3,250
Total	$ 2,500	$ 3,250
2000		
Temporary:		
Corporate debt securities	$ 49,990	$ 49,537
Equity securities	2,995,431	3,116,813
Total	$ 3,045,421	$ 3,166,350
Long-term:		
U.S. treasuries and agency obligations	$ 2,493,763	$ 2,471,985
Corporate debt securities	1,000,000	978,680
Equity securities	25,000	1,250
Total	$ 3,518,763	$ 3,451,915

Debt securities at December 31, 2001 yield between 4% and 5%.

3. Property, Plant and Equipment:

	Cost	Accumulated Depreciation	Net
2001			
United States			
Furniture and office equipment	$ 263,322	$ (176,714)	$ 86,608
Leasehold improvements	35,633	(20,556)	15,077
	$ 298,955	$ (197,270)	$ 101,685
Foreign			
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	34,765,993		34,765,993
Buildings	266,141	$ (206,779)	59,362
Furniture and office equipment	400,432	(386,695)	13,737
Transportation equipment	264,790	(262,801)	1,989
Machinery and equipment	310,166	(307,833)	2,333
	47,259,857	(1,164,108)	46,095,749
Total	$ 47,558,812	$ (1,361,378)	$ 46,197,434
2000			
United States			
Furniture and office equipment	$ 359,915	$ (246,872)	$ 113,043
Leasehold improvements	35,633	(13,429)	22,204
	395,548	(260,301)	135,247
Foreign			
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	33,359,008		33,359,008
Buildings	266,141	$ (169,457)	96,684
Furniture and office equipment	398,638	(368,147)	30,491
Transportation equipment	285,207	(263,574)	21,633
Machinery and equipment	310,166	(303,195)	6,971
	45,871,495	(1,104,373)	44,767,122
Total	$ 46,267,043	$ (1,364,674)	$ 44,902,369

4. KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Prior to January 1, 2002, no participant had utilized the salary reduction component. Prior to 2000, common shares purchases by the KSOP plan were financed by bank loans. Beginning in 2000, common shares purchased by the KSOP Plan were financed by the Company. Unallocated shares are recorded as a reduction to shareholders' equity. Allocation of common shares to participants' accounts is based on contributions by the Company, up to a maximum of 25% of the participants' annual compensation or $30,000 ($40,000 in 2002), whichever is less, divided by the original purchase price of the common shares. The Company allocated contributions to eligible participants for the Plan years 2001, 2000 and 1999 of $133,304, $224,120 and $239,710, respectively. As of December 31, 2001, 145,371 common shares remain unallocated to plan participants.

5. Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") allows for the granting of up to 2,000,000 common share purchase options, in addition to any options issued pursuant to predecessor plans, to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	3,305,471	$ 2.23	3,313,240	$ 2.93	3,422,784	$ 3.46
Options exercised	(5,500)	0.78			(12,500)	1.19
Options canceled	(128,021)	1.25	(92,769)	1.10	(653,544)	3.32
Options granted	250,000	0.71	85,000	0.68	556,500	1.31
Options outstanding at end of year	3,421,950	$ 0.81	3,305,471	$ 2.23	3,313,240	$ 2.93
Options exercisable at end of year	3,259,784		3,080,878		2,673,612	

	Price Range	Price Range	Price Range
Exercise price at end of year	$ 0.50 - $ 1.50	$ 0.55 - $ 3.75	$ 0.91 - $ 3.75
Exercise price for exercisable shares	$ 0.50 - $ 1.50	$ 0.55 - $ 3.75	$ 0.91 - $ 3.75

As of December 31, 2001, the weighted average remaining contractual life of total options outstanding was 3.6 years. The weighted average exercise price of total options outstanding and those options which were exercisable at December 31, 2001, was $0.81.

In December 2000, the Board approved a resolution amending the exercise price of certain incentive stock options previously granted under the Plan. Shareholder and regulatory approval was obtained in June 2001. Under a program, Executive Officers, Directors and other employees were permitted to exchange certain options with exercise prices in excess of $0.72. The market price at the date of re-pricing was $0.47 and the new exercise price of the subject options was set at 150 percent of the market value or $0.72 per share. In addition, the vesting schedules of all the re-priced stock options held by Executive Officers, Directors and other employees were modified as follows: fifty-percent of all re-priced stock options, which were vested prior to the date of the re-pricing, were no longer vested, or immediately exercisable, but vested 12 months from the date the re-pricing was approved by the Board.

6. Related Party Transactions:

MGC Ventures. The President, Executive Vice President, Vice President–Finance and Vice President–Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. At December 31, 2001 and 2000, the Company owned 23,304,174 common shares of MGC Ventures which represented 63% of its outstanding shares. MGC Ventures owned 276,642 common shares of the Company at December 31, 2001 and 2000. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2001 and 2000. The Company performs various administrative functions and sublets a portion of its office space to MGC Ventures for $1,200 per year.

Great Basin. The President, Executive Vice President, Vice President–Finance and Vice President–Administration of the Company are also officers and/or directors and shareholders of Great Basin. At December 31, 2001 and 2000, the Company owned 24,210,636 common shares of Great Basin which represented 58% of its outstanding shares. Great Basin owned 516,720 common shares of the Company at December 31, 2001 and 2000. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2001 and 2000. The Company performs various administrative functions and sublets a portion of its office space to Great Basin for $1,200 per year.

Legal Fees Paid to Director. One of the Company's directors also serves as Canadian legal counsel for the Company. During 2001, 2000 and 1999, the Company incurred expenses of approximately $22,000, $16,000 and $31,000, respectively, for services performed by the director and his firm, in which he is a senior partner.

Notes Receivable from Officers. As of December 31, 2001 and 2000, the Company had $109,100 in notes receivable due from officers. The notes bear interest at between 4.6% and 5.2% and are due in one year.

7. Income Tax:

No income tax benefit has been recorded for the three years ended December 31, 2001. The Company's Venezuelan subsidiaries are subject to Venezuelan income tax. All costs related to the Brisas property have been recorded as capitalized exploration costs for tax purposes, and therefore the Company has not recorded any foreign tax attributes. No income tax has been paid or accrued by the Company's subsidiaries during 2001, 2000 and 1999. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carryforwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company's estimate of future taxable income changes. The components of the deferred tax assets and liabilities as of December 31, 2001 and 2000 were as follows:

	Future Tax Asset (Liability)	
	2001	2000
Accounts payable and accrued expenses	$ 5,808	$ 8,846
Investment income	(6,767)	(18,801)
Property, plant and equipment	8,504,863	8,507,044
Total temporary differences	8,503,904	8,497,089
Net operating loss carryforward	3,950,395	3,379,888
Capital loss	1,100	132,122
Investment tax credit	–	5,967
Alternative minimum tax credit	19,871	19,871
Total temporary differences, operating losses and tax credit carryforwards	12,475,270	12,034,937
Valuation allowance	(12,475,270)	(12,034,937)
Net future tax asset	$ –	$ –

7.   Income Tax, continued:

At December 31, 2001, the Company had the following U.S. and Canadian tax basis loss carryforwards and tax credits:

	U.S.	Canadian	Expires
Regular tax net operating loss:	$ 272,248	$ 245,916	2006
	1,650,395	164,576	2007
	1,244,312	240,983	2008
	688,808		2009
	341,750		2010
	645,622		2011
	1,424,144		2012
	1,386,674		2018
	1,621,230		2019
	665,664		2020
	892,359		2021
	$ 10,833,206	$ 651,475	
Alternative minimum tax net operating loss:	$ 289,523		2006
	1,624,454		2007
	1,218,023		2008
	660,271		2009
	304,472		2010
	618,845		2011
	1,399,529		2012
	$ 6,115,117		
Capital loss	$ 3,235		2005
Alternative minimum tax credit	$ 19,871		

8. Geographic Segments:

	United States	Venezuela	Consolidated
2001			
Other income	$ 1,199,906		$ 1,199,906
Depreciation	43,534		43,534
Net loss	762,142	$ 89,064	851,206
Identifiable assets			
Property, plant and equipment, net	$ 101,685	$ 46,095,749	$ 46,197,434
General corporate assets	15,040,310	1,314,870	16,355,180
Total identifiable assets	$ 15,141,995	$ 47,410,619	$ 62,552,614
2000			
Other income	$ 884,069		$ 884,069
Depreciation	46,426		46,426
Interest expense	12,971		12,971
Net loss	1,220,797	$ 90,267	1,311,064
Identifiable assets			
Property, plant and equipment, net	$ 135,247	$ 44,767,122	$ 44,902,369
General corporate assets	16,934,011	1,394,675	18,328,686
Total identifiable assets	$ 17,069,258	$ 46,161,797	$ 63,231,055
1999			
Other income	$ 965,445		$ 965,445
Depreciation	42,667		42,667
Interest expense	18,968		18,968
Net loss	1,876,920	$ 169,676	2,046,596
Identifiable assets			
Property, plant and equipment, net	$ 147,508	$ 43,226,557	$ 43,374,065
General corporate assets	19,780,144	1,646,283	21,426,427
Total identifiable assets	$ 19,927,652	$ 44,872,840	$ 64,800,492

Revenues and identifiable assets of each segment are those that are directly identified with those operations.

9.   Shareholder Rights Plan:

At the 1997 annual meeting of shareholders, a "Shareholder Rights Plan" was voted upon and approved by the shareholders of Gold Reserve Corporation. As part of the Reorganization described in Note 1, the Shareholder Rights Plan was assumed by the successor issuer Gold Reserve Inc. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director's time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. Unless otherwise reaffirmed by the shareholders, the Rights Plan expires on June 30, 2003.

10.   Commitments:

The Company leases office space under a non-cancelable operating lease that expires in February 2004. Rent expense under the lease during 2001 was $106,002. Future minimum annual rent payable under the lease is $108,477 in 2002, $108,972 in 2003 and $18,162 in 2004.

11.   Differences Between Canadian and U.S. GAAP:

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below. There are no differences between U.S. and Canadian GAAP as they relate to cash flows. Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a component of shareholders' equity resulting in the following changes in the financial statements:

	Canadian GAAP	Change	U.S. GAAP
2001			
Total assets	$ 62,552,614	$ 160,000	$ 62,712,614
Total shareholders' equity	61,168,980	160,000	61,328,980
Net loss	(851,206)	62,368	(788,838)
2000			
Total assets	$ 63,231,055	$ 97,632	$ 63,328,687
Total shareholders' equity	61,858,939	97,632	61,956,571
Net loss	(1,311,064)	437,875	(873,189)
1999			
Total assets	$ 64,800,492	$ (340,243)	$ 64,460,249
Total shareholders' equity	63,303,272	(340,243)	62,963,029
Net loss	(2,046,596)	(325,993)	(2,372,589)

The Company follows APB Opinion 25 in accounting for stock options issued to employees, recognizing compensation expense only when the option price is less than the market price on the grant date.

12. New standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 and No. 143 will be adopted on January 1, 2002 and January 1, 2003, respectively. In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long -lived Assets. The Company expects to adopt the standard on January 1, 2002. In November 2001 the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company expects to adopt the Section on January 1, 2002.

Management does not expect any of the above noted new standards to materially impact the Company's financial position and results of operations or significantly change its financial disclosure in the future.

ITEM 18. Financial Statements – Not Applicable

ITEM 19. Financial Statements and Exhibits

Index to Consolidated Financial Statements

Exhibit Table and Index to Exhibits .

The following exhibits are filed as part of this report. Exhibits previously filed are incorporated by reference, as noted. ** Filed herewith

Exhibit Number	Exhibit	Page Number in this report
1.0	Restated Articles of Incorporation of the Company. Filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.	
1.1	Bylaws of the Company. Filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.	
2.0	Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp. Filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.	
2.1	Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998. Filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.	
2.2	Rights Agreement, dated as of October 5, 1998, between the Company and Montreal Trust Company of Canada. Filed as Exhibit 4.3 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.	
2.3	Form of Certificate for the Company's Class A common shares. Filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.	
2.4	Form of Certificate for the Unit Share. Filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.	
8.0	Subsidiaries of Registrant. Filed as Exhibit 21 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.	
10.0	Consent of PricewaterhouseCoopers LLP**	47

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.

By:_____
Rockne J. Timm, its Chairman of the Board,
President and Chief Executive Officer
May 6, 2002

By: _____
Robert A. McGuinness, its Vice President of Finance
and Chief Financial Officer, its Principal Financial
and Accounting Officer
May 6, 2002

Exhibit 10.0

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 033-61113 and No. 333-56495) of Gold Reserve Inc. of our report dated February 15, 2002 relating to the financial statements, which appears in this Form 20-F.

s/ PricewaterhouseCoopers LLP

Spokane, Washington
May 6, 2002

Glossary of Significant Terms

Certain terms used throughout this report are defined below.

alluvial...	1) Used to identify unconsolidated or clay-like materials deposited over time by moving water. 2) Used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas alluvial concession.
andesite...	A volcanic rock of intermediate composition. It is fine-grained and contains 55% to 60% silica.
assay...	An analysis performed on a rock sample to determine its metal content.
ball mill...	A steel cylinder partially filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.
batholith...	A mass of igneous rock with a surface area greater than 100 square kilometers.
Bolivar...	The basic monetary unit of the Republic of Venezuela. As of March 31, 2002, approximately 921 Bolivares equaled one U.S. Dollar.
breccia...	A clastic rock in which angular fragments are surrounded by a fine-grained matrix or minerals cement.
BRISAS...	Compania Aurifera Brisas del Cuyuni, C.A., a Venezuelan corporation and the subsidiary of the Company that owns the Brisas property.
Brisas alluvial concession...	The mining title granted to BRISAS in 1988 by the MEM to explore and commercially develop and exploit gold contained in alluvial material on the Brisas property.
Brisas hardrock concession...	The mining title granted to Brisas in 1998 by the MEM to commercially develop and mine gold, copper and molybdenum contained in the veta or vein material on the Brisas property.
Brisas property...	The Brisas alluvial concession, the Brisas hardrock concession, applications for other mineralization contained within the concessions (primarily nominal values of copper and silver) and mineralization (primarily gold, copper and molybdenum) on small land parcels contiguous to the existing alluvial and hardrock concessions.
CESL …	Cominco Engineering Services Limited (CESL) on-site copper processing technology.
commercially mineable ore body...	A mineral deposit that contains ore reserves that may be mined economically.
concentrate...	A finely ground product of the milling process, containing a high percentage of valuable metal, which is typically sent to a smelter for further processing.
concession...	A privilege, license or mining title granted by the MEM to explore and, if warranted, produce minerals from a specified property.
Corporación Venezolana de Guayana (CVG)...	A Venezuelan government-owned entity formed to foster industrial development and to explore and develop mineral resources in the Guayana region of Venezuela, including the State of Bolivar.
Cristinas...	Gold and copper property (Cristinas 4, 5, 6 and 7) which is north of and contiguous to the Brisas property and is held by the Venezuelan Republic.
cyanidation...	A method of extracting gold or silver from a crushed or ground ore by dissolving it in a weak cyanide solution.
dilution...	Waste rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the average grade of the ore processed.
dip...	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
environmental impact statement (EIS)...	A report, compiled prior to a production decision, that examines the effects of proposed mining activities on the natural surroundings.

feasibility study...	A comprehensive study of a deposit in which all geological, engineering, operating economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.
flotation...	A process for concentrating minerals based on the selective adhesion of certain minerals to air bubbles in a mixture of water and ground up ore. When the right chemicals are added to a frothy water bath of ore that has been ground to the consistency of talcum powder, the minerals will float to the surface. The metal rich flotation concentrate is then skimmed off the surface.
gold equivalent...	Gross value of copper at a stated value per pound divided by the gross price of gold at a stated value per ounce.
Gold Reserve de Venezuela C.A. (GLDRV)...	A Venezuelan corporation and a foreign subsidiary of the Company. GLDRV was organized in September 1992 to manage the exploration and future development activities on the Brisas property.
grade...	The relative quantity or the percentage of ore-mineral content in a mineralized body, i.e. grams of gold per tonne or percent of copper per tonne.
gravity separation...	Recovery of gold from crushed rock or gravel using gold's high specific gravity to separate it from the lighter material.
hardrock...	Solid rock underlying an alluvial deposit. Also referred to as bedrock.
hectare...	A metric measurement of area equivalent to 10,000 square meters or 2.4711 acres.
igneous...	Rocks formed by the cooling and solidifying of magma.
Imataca Forest Reserve...	A 3.6 million hectare area of tropical forest located in the State of Bolivar in southeastern Venezuela that was set aside as a region for forest exploitation by the Venezuelan government in the 1960's. The Company's Brisas property is located in an area within the reserve, which was previously designated for mining activities.
indicated mineral resource…	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
inferred mineral resource…	That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
intrusive…	Rock which while molten penetrated into or between other rocks, but solidified before reaching the surface.
Kilometer 88 mining district (KM 88)...	An area in the State of Bolivar in southeastern Venezuela containing significant alluvial and hardrock deposits. The Company's Brisas property is located in this district.

measured mineral resource…	That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
metamorphism...	Rock of sedimentary or igneous origin that has been altered by high temperature and/or pressure.
mill...	A processing plant where ore is crushed and ground, usually to fine powder, and the metals are extracted by physical and/or chemical means. Output from a mill usually requires further processing in a smelter or refinery to produce pure metal.
MINCA…	A joint venture between CVG and Placer Dome Inc. which was formed in early 1990 to explore and exploit the Cristinas property. In July 2001, Placer Dome sold its interest in the joint venture to Vannessa Ventures– two days prior to the expiration of its agreement with CVG. CVG refused to acknowledge the transfer and subsequently cancelled the contract. The Venezuelan government took physical control of the property in November 2001.
mineral...	A naturally occurring homogeneous substance having fixed physical properties and chemical composition.
mineral resource…	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geologic evidence and knowledge.
mineral reserve…	The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.
mineralization...	The presence of minerals in a specific area or geological formation.
Ministry of the Environment and Natural Resources (MARN)…	Venezuelan governmental entity, which exercises supervisory jurisdiction over the environment.
Ministry of Energy and Mines (MEM)...	Venezuelan governmental entity, which exercises supervisory jurisdiction over the Brisas property and the Company's activities thereon.
molybdenum...	An element (Mo), usually in the form of molybdenite, primarily used in alloys and lubricants.
open pit...	A mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.
Precambrian...	All geologic time before 570 million years ago.

preliminary feasibility study...	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
probable mineral reserve…	The economically mineable part of an Indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proterozoic...	That part of the Precambrian time represented by rocks in which traces of life appear or the younger part of Precambrian time.
proven mineral reserve…	The economically mineable part of an Indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
reclamation...	The restoration of a site after mining or exploration activity is completed.
recovery...	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
stock...	An igneous body smaller than a batholith with a subcircular section.
stratabound...	Used to describe mineral deposits that are restricted to a single stratagraphic unit.
strataform…	Mineral deposits whose geometry is similar to that of its host rock.
strike...	The direction, or bearing from true north, of a vein or rock formation measured along a horizontal line on the surface of the vein or rock.
strip ratio...	The tonnage of non-mineralized waste material removed to allow the mining of one tonne of ore in an open pit. Also referred to as waste-to-ore ratio.
tailings...	The material removed from the milling circuit after separation of the valuable metals.
troy ounce...	Unit of weight measurement used for all precious metals. The familiar 16 ounce avoirdupois pound equals 14.583 troy ounces.
vein...	A sheet-like or tabular discordant mineralized body formed by complete or partial infilling of a fracture or fault within a rock.
veta...	1) Used to describe veins of mineralization and/or deeper, hardrock mineralization, 2) used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas hardrock concession.

CONVERSION FACTORS:

1 Troy ounce	=	31.1034 Grams
1 Tonne	=	1.1023 Short tons or 2204.6 Pounds
1 Hectare	=	2.4711 Acres
1 Kilometer	=	0.6214 Miles
1 Meter	=	3.28084 Feet

SYMBOLS:

Au	=	Gold
Cu	=	Copper
gpt	=	Grams per tonne
kt	=	Thousand tonnes
Au Eq	=	Gold equivalent